

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 16, 2017

<u>Via E-Mail</u>
Matias I. Gaivironsky
Chief Financial Officer
Cresud Inc.
Moreno 877 23rd Floor
Buenos Aires, Argentina

  Re: **Cresud Inc.**
    Form 20-F for the fiscal year ended June 30, 2016
    Filed November 1, 2016
    File No. 001-29190

Dear Mr. Gaivironsky:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Jennifer Monick

         Jennifer Monick
         Assistant Chief Accountant
         Office of Real Estate and
          Commodities